EXHIBIT (a)(1)(C)


                            [VASCULAR SOLUTIONS LOGO]


                                  July 17, 2002

Dear Employee:

         In recognition of your service as an employee of Vascular Solutions, Inc., and in view of the fact that one or more of your existing stock options may have exercise prices higher than the current fair market value of our common stock, I am pleased to inform you that we are offering to exchange certain outstanding options to purchase shares of our common stock granted under the Vascular Solutions, Inc. Stock Option and Stock Award Plan (the "Plan") for new options we will grant under the Plan. We believe that providing our employees with the benefit of holding stock options that may increase in value over time creates performance incentives and thereby maximizes shareholder value.

         If you choose to participate in the offer, the number of shares of common stock subject to the new option(s) you receive will be equal to the number of shares subject to the options you tender for cancellation with an exercise price of $3.00 or greater per share (the "Tendered Options"). We will grant the new options on or about the first business day that is at least six months and one day after the date we cancel the Tendered Options; we currently expect the grant date for the new options to be on or about February 18, 2003. This offer is entirely voluntary. You may choose to tender only some of your options; however, each option that is tendered must be tendered in its entirety. You may tender the remaining portion of an option that you have partially exercised, so long as you tender all of the unexercised portion of that option.

         The new option(s) we will grant to you in exchange for the cancellation of your Tendered Options will have substantially the same terms as your Tendered Options. Some of the principal differences include:

         - EXERCISE PRICE. The per-share exercise price of each new option will equal the closing price of our common stock on the date we grant the new option, as reported that day by the Nasdaq National Market. THIS PRICE MAY BE HIGHER, LOWER OR THE SAME AS THE EXERCISE PRICE OF THE OPTION(S) YOU TENDER FOR EXCHANGE OR CANCELLATION.

         - VESTING. Each new option will have the same vesting terms as, and will vest from the vesting start date of, the Tendered Option that it replaces. Each new option will be credited with the service rendered from the vesting start date of the Tendered Option to the grant date of the new option. This means that some portion of the new options we grant may be vested and immediately exercisable.

         - TERM. The term of each new option, which is the same as the term of the Tendered Options, is 10 years from the date of grant. Note that since each new option will be granted at a later date than the Tendered Option that it replaces, each new option's term will expire on a later date than the relevant Tendered Option would have expired.

         - FORM OF OPTION. Many outstanding options were issued as incentive stock options. We will issue all new options as incentive stock options. Please refer to Section 13 of the enclosed offer to exchange for a discussion of the material federal income tax consequences of participation in the offer.

         The offer is explained in greater detail in the enclosed offer to exchange and election form. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender your options are also explained in detail in the enclosed materials.

         The following scenarios demonstrate some of the possible outcomes of participation in the offer. This information is provided for illustrative purposes only. Actual results may vary significantly from the following examples.

         Scenario 1

         - John was hired on December 1, 2000. He was granted an option to purchase 1,000 shares of our common stock at $10 per share.

         - Assume a fair market value on the cancellation date of $1.70 per share. Assume further that John elected to voluntarily participate in the offer.

         - John's stock option grant to purchase 1,000 shares of our common stock at $10 per share would be cancelled.

         - Assume a fair market value of $2 per share on the new option grant date.

         - In this scenario, if John remained continuously employed by us from the cancellation date through the grant date, he would receive on the grant date a new option to purchase 1,000 shares of our common stock at $2 per share.



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         Scenario 2

         - Assume the same facts as Scenario 1, except that the fair market value is $12 per share on the new option grant date.

         - In this scenario, if John remained continuously employed by us from the cancellation date through the grant date, he would receive on the grant date a new option to purchase 1,000 shares of our common stock at $12 per share. THE RESULT IS THAT JOHN ENDED UP WITH A NEW OPTION THAT HAS AN EXERCISE PRICE THAT IS HIGHER THAN THE EXERCISE PRICE OF HIS ORIGINAL OPTION THAT HE SURRENDERED FOR CANCELLATION.

         Scenario 3

         - Assume the same facts as Scenario 1, except that Vascular Solutions is acquired for $12 per share prior to the new option grant date.

         - In this scenario, John would not receive the benefit in the merger of the option he surrendered. In addition, the acquiror will not be obligated, although it may elect, to grant John an option to replace the option he surrendered. THE RESULT IS THAT JOHN SURRENDERED HIS ORIGINAL OPTION AND MAY NOT RECEIVE A NEW OPTION.

         Although our board of directors has approved the offer, neither we nor our board of directors makes any recommendation as to whether or not you should tender any of your options for exchange or cancellation without replacement. You must make your own decision whether to tender any of your options.

         The offer will expire at 12:00 midnight, Minneapolis time, on August 14, 2002, unless we extend the offer. Promptly following the expiration date of the offer, we will accept and cancel all tendered options. Under the terms and conditions of the offer, we will grant the new options on or about the first business day that is at least six months and one day following the date we cancel the options accepted for exchange. We currently expect the new grant date to be on or about February 18, 2003. At that time, you will receive a new option agreement to be executed by you and Vascular Solutions.

         Please direct questions about the offer or requests for assistance or for additional copies of the offer to exchange and election form to James Hennen, Director of Finance and Controller, or to me at 763-656-4200.

                                        Sincerely,


                                        Howard Root
                                        Chief Executive Officer
Enclosures